Exhibit 99.2

Execution Version

FOURTH AMENDMENT TO WARRANT CERTIFICATE NO. 1

This Fourth Amendment to Warrant Certificate, dated as of November 6, 2026 (this “Amendment”), is entered into by and among TRINITY BIOTECH PLC, a public limited company organized and existing under the laws of Ireland (the “Company”) and PERCEPTIVE CREDIT HOLDINGS III, LP, a Delaware limited partnership (the “Holder”).

RECITALS

WHEREAS, the Company issued to the Holder that certain Warrant To Purchase American Depositary Shares represented by American Depositary Receipts, for up to 2,500,000 ADSs at the ADS ratio then in effect, representing 10,000,000 Ordinary Shares, with the corresponding number of ADSs adjusted to reflect subsequent ADS ratio changes, dated as of January 27, 2022, as amended by that certain First Amendment to Warrant Certificate, dated February 21, 2023, that certain Second Amendment to Warrant Certificate, dated January 30, 2024, and that certain Third Amendment to Warrant Certificate, dated December 23, 2024, by and among the Company and the Holder and this Amendment, (the “Warrant”). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Warrant.

WHEREAS, in connection with that certain Sixth Amended and Restated Credit Agreement and Guaranty, dated as of August 7, 2025 (as amended by that certain Fifth Amendment to Sixth Amended and Restated Credit Agreement and Guaranty, dated as of the date hereof, and as further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), by and among TRINITY BIOTECH, INC., a Delaware corporation (“U.S. Holdings”) and the other borrowers party thereto, the Guarantors party thereto, the Lenders party thereto, and PERCEPTIVE CREDIT HOLDINGS III, LP as administrative agent for the Lenders (in such capacity, the “Administrative Agent”), the Company and the Holder have agreed to amend certain provisions of the Warrant. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

WHEREAS, the Company and the Holder are willing to make such amendments to the Warrant as are further described herein, in accordance with and subject to the terms and conditions of this Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and the agreements herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1  Amendment to Warrant. Effective as of the 5th Amendment Effective Date:

1.1  Section 2(b) of the Warrant is hereby amended to state in its entirety to read as follows:

“Exercise Price.  The exercise price per ADS under this Warrant shall be $5.90, subject to adjustment hereunder (the “Exercise Price”).”

2  Covenants. If the Company determines that the terms of this Amendment require an amendment to the currently-effective Resale Registration Statement governing the Registrable Securities issuable upon exercise of the Warrant to reflect the revised Exercise Price set forth in this Amendment (such amendment, an “F-3 Amendment”), then no later than 30 days after such determination, the Company shall prepare and file or shall cause to be prepared and filed with the Commission such F-3 Amendment. The F-3 Amendment (if any) shall be in form and substance reasonably acceptable to the Holder, and the Company shall use its reasonable best efforts to cause such F-3 Amendment to be declared effective as soon as possible after filing. For the avoidance of doubt, the provisions of Section 13.03(b) of the Credit Agreement shall apply to any Claims or Losses suffered by an Indemnified Party (each as defined in the Credit Agreement) arising from or relating to any misstatement or omission contained in the Resale Registration Statement, the F-3 Amendment, and any prospectus contained in such Resale Registration Statement, any further amendment or supplement thereto, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company or any state securities (or Blue Sky) law, rule or regulation and relating to action or inaction required of the Company in connection with any such registration.

3  Effect of Amendment. On and after the date hereof, each reference in the Warrant to “this Warrant”, “hereunder”, “hereof”, “herein” or words of like import referring to the Warrant, shall mean and be a reference to the Warrant after giving effect to this Amendment. Except as specifically set forth in this Amendment, the Warrant remains in full force and effect and is hereby ratified and confirmed.

4  Governing Law. This Amendment, and all questions concerning the construction, validity, enforcement and interpretation of the Amendment, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York.

5  Counterparts. This Amendment may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile, DocuSign or a scanned copy by electronic mail shall be equally as effective as delivery of an original executed counterpart of this Amendment.

6  Binding Effect. This Amendment will be binding upon and inure to the benefit of and is enforceable by the respective successors and permitted assigns of the parties hereto.

7  Incorporation By Reference. The provisions set forth in Sections 6(h) (Submission to Jurisdiction), 6(i) (Waiver of Venue, Etc.), and 6(j) (Waiver of Jury Trial) of the Warrant shall apply to this Amendment in all respects.

[Remainder of page intentionally left blank; signatures on following pages]

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its officer thereunto duly authorized as a Deed on the date first above indicated.

SIGNED AND DELIVERED for on behalf of and as the deed of TRINITY BIOTECH PLC by its lawfully appointed attorney JOHN GILLARD in  the presence of:

/s/ Paul Murphy_____________

Signature of witness

PAUL MURPHY_________________

Name of witness

GREYSTONES, WICKLOW, IRELAND

Address of witness

ACCOUNTANT__________________

Occupation of witness

/s/ John Gillard____________ Signature of attorney JOHN GILLARD________________ Print name of attorney

Address for Notices:

Trinity Biotech plc

IDA Business Park,

Bray, Co. Wicklow, Ireland

A98 H5C8

Attention: John Gillard, CEO

Telephone: +353 1 276 9800

Email: Lennotice@trinitybiotech.com

With a copy to (which shall not constitute notice):

Carter Ledyard & Milburn LLP

28 Liberty Street, New York, NY 10005

Attention: Steven J. Glusband, Esq.

Email: glusband@clm.com

[Signature Page to Warrant Amendment]

Accepted and Agreed,

Perceptive Credit Holdings III, LP

By: Perceptive Credit Opportunities GP, LLC, its general partner

By: /s/ Sandeep Dixit

 Name: Sandeep Dixit

 Title: Chief Credit Officer

By: /s/ Sam Chawla

 Name: Sam Chawla

 Title: Portfolio Manager

Address for Notices:

c/o Perceptive Advisors LLC

51 Astor Place, 10th Floor

New York, NY  10003

Attn: Sandeep Dixit

Email: Sandeep@perceptivelife.com

PCOFReporting@perceptivelife.com

with a copy to (which shall not constitute notice):

Chapman and Cutler LLP

1270 Avenue of the Americas

30th Floor

New York, New York 10020-1708

Attention: Nicholas Whitney

E-mail: Whitney@chapman.com

[Signature Page to Warrant Amendment]